UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ELECTRO RENT CORPORATION
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
285218-10-3
(CUSIP Number)
Daniel Greenberg
6060 Sepulveda Boulevard
Van Nuys, CA 91411
(818) 787-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting person Daniel Greenberg
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,600,434*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,600,434*
11.	Aggregate amount beneficially owned by each reporting person 4,600,434
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.01% **
14.	Type of reporting person IN

*	The Reporting Person disclaims beneficial ownership of 1,001,672 shares held by The Greenberg Foundation, which the Reporting Person has the right to vote.
**	Based upon 24,195,408 shares of common stock outstanding as of April 7, 2016 as reported in the Issuer’s latest Form 10-Q.

Preliminary Statement
Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 2 amends the following Items of the Schedule 13D of Daniel Greenberg (the “Reporting Person” or “Mr. Greenberg”) filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2010, as amended on February 28, 2014 (as so amended, the “Schedule 13D”). The Schedule 13D relates to the Common Stock, without par value (the “Common Stock”), of Electro Rent Corporation, a California corporation (the “Issuer”). Except as otherwise set forth in this filing, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings set forth with respect thereto in the Schedule 13D.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented by the following:
On May 10, 2016, Mr. Greenberg notified the Issuer of his decision to resign from his positions as Chief Executive Officer and Chairman of the Board, effective as of July 11, 2016.

Item 4	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
On May 27, 2016, the Issuer entered into an Agreement and Plan of Merger with Elecor Intermediate Holding II Corporation, a Delaware corporation (“Parent”), and Elecor Merger Corporation, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are affiliates of Platinum Equity, a Beverly Hills-based private equity firm.
Pursuant to the Merger Agreement, at the effective time of the Merger, and as a result of the Merger, (a) each outstanding share of Issuer Common Stock (other than shares held by any person who properly asserts dissenters’ rights under California law) will be converted into the right to receive an amount in cash equal to $13.12 per share (the “Merger Consideration”); and (b) each restricted stock unit (whether vested or unvested) that is outstanding at the effective time of the Merger will vest in full and will convert into the right to receive an amount in cash equal to the per share Merger Consideration. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.
Concurrent with and as a condition to Parent entering into the Merger Agreement, the Reporting Person entered into a Voting Agreement with Parent (the “Voting Agreement”), with respect to all shares of Common Stock beneficially owned by him as set forth in the Voting Agreement, and any additional shares of Common Stock and any other voting securities of the Issuer which he may acquire record and/or beneficial ownership of after the date of the Voting Agreement (collectively, the “Voting Agreement Shares”).
Under the Voting Agreement, the Reporting Person agreed to take the following actions, among others, during the term of the Voting Agreement: (1) vote all Voting Agreement Shares in favor of the Merger and in favor of any transactions related to the Merger; (2) vote the Voting Agreement Shares against any alternative transaction and (3) vote against any other actions that would impede or prevent the Merger or result in the Issuer breaching any of its obligations or representations in the Merger Agreement. Under the Voting Agreement, the Reporting Person granted to Parent (and its designees) an irrevocable proxy to vote his Voting Agreement Shares as provided above. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the transactions contemplated by the Merger Agreement, and (iii) mutual agreement between the Parent and the Reporting Person.
A copy of the Voting Agreement is attached hereto as Exhibits 2 and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.
Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

As a result of the Voting Agreement, the Reporting Person has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Voting Agreement Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The responses to Items 4 and 5 above are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 1
Agreement and Plan of Merger, dated May 27, 2016, among Elecor Intermediate Holding II Corporation, Elecor Merger Corporation and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 31, 2016).

Exhibit 2
Voting Agreement dated May 27, 2016 between Elecor Intermediate Holding II Corporation and the Reporting Person (incorporated by reference to Exhibit 99.2.1 to the Issuer’s Current Report on Form 8-K filed on May 31, 2016).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2016	/s/ DANIEL GREENBERG
Daniel Greenberg